Securities and Exchange Commission
                               Washington DC 20549

                                   Form 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                      Saratoga International Holdings Corp.
                 (Name of Small Business Issuer in its charter)


                        Nevada                        98-0169082

           (State or other jurisdiction of         (I.R.S. Employer
            incorporation or organization)         Identification No.)

                    8756 - 122nd Avenue NE Kirkland, WA 98033
                    (Address of principal executive offices)

                                  425-827-7817
                                  ------------
                           Issuer's telephone number

        Securities to be registered under Section 12(b) of the Act: NONE


          Securities to be registered under Section 12(g) of the Act:

                     $0.001 Par Value Voting Common Shares
                     -------------------------------------
                                (Title of Class)


                   Documents Incorporated by Reference: NONE


Page 1

                                 PART I

Item 1  Description of Business

-    Organization and General History

     The   following   summarizes   the   organizational   history  of  Saratoga
     International Holdings Corp. herein referred to as "Saratoga", "SHCC" or the "Company":

     In December 1997, the Company began development stage activity under the corporate name Western Oil & Tire Distributors Inc. ("Western"), a privately owned company originally incorporated under the name FCP Ltd. on June 1, 1993 in the State of Washington which had no operating activity until fiscal 1998. The corporate name was changed to Western in December, 1997. Western's original business development plan adopted in December, 1997 was to engage in the acquisition of retail and wholesale tire businesses and petroleum product distribution companies ("The WOTD Project").

     In July 1998 the shareholders of Western exchanged all of their common shares for controlling interest in Knightsbridge Corporation ("Knightsbridge") a company originally incorporated on June 17, 1996 in the State of Nevada and the surviving corporation's name was changed to Western.

     Since the former shareholders of Western owned a majority of the outstanding stock of the surviving corporation following its July 1998 merger with Knightsbridge, the combination of the two companies has been treated as a recapitalization of Western and the information and historical financial statements presented herein are those of Western.

     On March 24, 1999 the corporate name was changed from Western to Saratoga International Holdings Corp. and the WOTD Project was spun-off to the shareholders of the Company as of March 19, 1999. The Company redirected its business development activity at the e-commerce industry.

-    Authorized Capital

     The Company is authorized to issue 200,000,000 shares of non-assessable voting common stock, par value $0.001 per share and 50,000,000 shares of preferred stock, par value $0.001 per share with such rights and preferences as determined from time to time by the Board of Directors. Copies of the Company's Articles of Incorporation and By-Laws, including amendments thereto, are attached hereto and incorporated herein by this reference. See Part III Item I.

Page 2

-    Business Activity

     In June 1999 the Company formed a wholly-owned subsidiary Saratoga Telecom Corp. ("Saratoga Telecom"), a Nevada corporation, through which it acquired the right from Internet Interview Inc., a Florida based company, to develop a technology to market prepaid long distance telephone calling service via the Internet as a reseller for long distance suppliers servicing foreign based markets such as Central and South America.

     The Company's overall business goal is to become operational as a vertical growth Internet and telecommunications facilitator specializing in penetrating low and mid-level niche market sectors often overlooked by major service providers. The Company's initial business development goal is to market and sell prepaid long distance telephone calling service over the internet targeted at potential customers who originate calls from foreign countries to the United States and to other foreign countries. One of the Company's marketing strategies is to establish a network of "Web Site" agents in targeted markets to direct potential customers to a Web Site (www.TalkisCheapCard.com) developed and owned by Saratoga Telecom Corp. to dispense long distance usage purchased online by the customers. Long distance telephone calling service is to be provided by long service suppliers carriers which provide telecommunications services to the markets targeted by the Company. The Company as an independent contractor ("reseller"), purchases units of long distance service usage from such suppliers under non-exclusive agreements with the suppliers.

Item 2 Management's Discussions and Analysis or Plan of Operations

-    Plan of Operations

     The Company's current plan is to concentrate its business development efforts at opportunities available in the e-commerce industry.

     In June, 1999, the Company took initial steps to establish itself in the telecommunications industry by acquiring, from Internet Interview Inc., a Florida based company, through a newly formed wholly-owned subsidiary, Saratoga Telecom Corp., an operational right to develop a technology to market prepaid long distance telephone calling service via the Internet.

Page 3

     The Company's plan is to become operational as soon as possible and as economically practicable by implementing the business development plan designed for Saratoga Telecom Corp. herein referred to as the "Company" or "Saratoga Telecom".

     The Company is in the process of establishing itself as a reseller of prepaid long distance telephone calling service provided by major international long distance service suppliers. The Company's initial marketing efforts are targeted at potential customers who originate long distance calls in foreign countries to the United States and other areas of the globe.

     The Company's major marketing strategy is based on selling prepaid long distance usage to customers over the internet. The Company has developed a Web Site (www.TalkisCheapCard.com) to facilitate the sale of prepaid long distance usage. By dialing up the Web Site on the internet, customers may order and receive long distance usage by prepaying for such usage online with a credit card.

     Upon purchasing long distance service online, a "virtual calling card" will appear on the customer's computer monitor, complete with usage instructions and a Personal Identification Number ("PIN") superimposed over the online virtual card to be used by the customer to access his or her account. Such information can then be printed out by the customer for record keeping and personal use by the customer.

     The units of long distance service and PINs are supplied to the Company under non-exclusive reseller agreements with long service suppliers who provide telephone service to the target markets selected by the Company. At present, the Company, as an independent contractor, has agreements with Teleglobe Communications Corp. ("Teleglobe") and Cable and Wireless to supply the Company with units of long distance service on an "as ordered", "as needed" basis.

     Teleglobe has the ability to create customized global connectivity, PINs and full turn-key calling solutions to its customers. Teleglobe's sizeable portfolio of global telecommunications services also includes domestic and international voice services, Internet access, domestic and international private lines, Asynchoronous Transfer Mode (ATM) services, international toll-free services and postpaid calling services. Therefore, the Company has selected Teleglobe as its principal supplier of long distance services.

Page 4

     Teleglobe  Inc.  (NYSE,  TSE,  ME:  TGO) is a  recognized  leader in global telecommunications. Through its subsidiary Teleglobe Communications Corporation, Teleglobe develops and supplies global connectivity services to carriers, Internet service providers, business customers and content providers worldwide. Teleglobe also caters to an expanding international consumer customer base. According to TeleGeography, an industry publication, Teleglobe is the fourth-ranked long distance provider in the United States and, according to a recent KMI Corporation study, the third largest owner of undersea fiber optic cable systems. Teleglobe has a 50% interest in ORBCOMM, the world's first commercial low-earth-orbit, satellite-based, data communications system. Additional information is available at www.teleglobe.com.

     Teleglobe's   prepaid   card   service   is   unique   in  that  it  allows
     telecommunications carriers and large corporations to deliver a global calling service completely branded in their own name. The prepaid cards not only carry the brand of the carrier, but when callers use the card they hear custom-branded messages identifying the network with the retailer's name, a capability other carriers do not offer.

     Saratoga's plan to originate customer contact and sales orders is based on establishing a network of Web Site agents in markets targeted by the Company to direct potential customers to Saratoga Telecom's virtual calling card Web Site. The Company has engaged the services of a marketing consulting service firm in Florida to assist the Company with its efforts to establish Web Site agents in Central and South America.

     Under its marketing plan, the Company is also pursuing a strategy of offering private label branding of its virtual calling cards to companies involved in international business, such as air transportation carriers, travel agencies, financial service providers and other service and commercial businesses.

     The Company also plans to aggressively pursue the acquisition of other products, technologies and services through licensing and/or acquiring businesses with proven sales and operating history which are compatible with corporate strategies to become operational in the e-commerce industry.

     To date, the Company's current business development activities have consisted primarily of acquiring the internet telecom operational right of Internet Interview Inc., assembling a management team and raising capital. Since inception of the Company's development stage activities in December

Page 5

     1997 to October 31, 1999, the Company's business development costs have totaled approximately $2,550,000 of which approximately $1,525,000 is attributable to the tire and petroleum business project which was spun-off to shareholders during March, 1999. These expenditures have been funded primarily with the proceeds from the private sales of the Company's convertible debt and equity securities as well as with the issuance of its common stock in exchange for services.

     During the periods from December 1, 1997 (inception) to October 31, 1998 and the year ended October 31, 1999, the Company used cash in operating activities of approximately $487,000 and $723,000 respectively. The use of cash was primarily the result of net losses of approximately $872,000 in 1998 and approximately $1,680,000 in 1999 offset by non-cash charges of approximately $290,000 in 1998 and approximately $1,108,000 in 1999.
     Additionally, the use of cash from operations was offset by changes in assets and liabilities of approximately $93,000 as a source of cash in 1998 and approximately $152,000 as a use of cash in 1999.

     The Company's financing activities provided cash flow of approximately $653,000 for the period from December 1, 1997 (inception) to October 31, 1998 offset by approximately $156,000 attributable to payment of debt, a debt issue cost and direct costs of a reverse merger. The Company's financing activities provided cash flow of approximately $1,138,000 for the year ended October 31, 1999 offset by approximately $168,000 attributable to payments of debt and debt issue costs. The Company issued approximately 36,383,000 shares of its common stock in the year ended October 31, 1999 including approximately 8,500,000 shares for services.

     The Company has raised approximately $1,750,000 of operating capital since inception of its business development activities in December 1997 and plans to continue its efforts to raise additional operating capital through various financing methods including private placements of its equity securities. Funding of future operations is dependent on management's ability to raise additional capital.

-    Research & Development

     Other than developing, updating and expanding its Web Site and internet software to facilitate sales of its prepaid long distance virtual calling card, the Company does not intend to undertake any activities that may be characterized as research and development. The Company has not incurred any research and development expenses since its inception.

Page 6

-    Number of Employees

     The Company  presently has nine (9) employees;  six (6) full time and three
     (3) part time employees. During the next 12 months, management intends to hire up to twelve additional employees, including technical, marketing and sales and administrative support personnel. The Company believes there is an ample supply of qualified candidates available to fill such positions. However, the continuance of employment of existing personnel and the hiring of any additional employees is subject to the availability of sufficient funds from operating revenues or proceeds from future financings to pay them.

-    NASD OTC Bulletin Board Quotations

     Effective January 4, 1999, the NASD adopted rules and regulations requiring that prior to any issuer having its securities quoted on the OTC Bulletin Board of the NASD that such issuer must be a "reporting issuer" which is required to file reports under Section 13 or 15 (d) of the Securities and Exchange Act of 1934, as amended (the "1934 Act"). The Company is not currently a "reporting issuer," and this Registration Statement will bring the Company into compliance with these listing provisions of the OTC Bulletin Board and should prevent the NASD from "delisting" quotations of the Company's common stock. Under the "phase-in" schedule of the NASD, the Company has until May 2000, within which to become a "reporting issuer" and to satisfy all comments of the Securities and Exchange Commission with respect to this Registration Statement.

Item 3  Description of Property

Neither the Company nor its subsidiary own any real property. The Company's executive and administrative offices are located in Kirkland Washington in 1300 square feet of office space provided to it under a month to month administrative support services agreement with Coast Northwest Inc., a company controlled by
Patrick F. Charles and Terrence K. Picken, Officers of the Company. Administrative support services provided under a verbal agreement include use of office space, office equipment, clerical services, data processing, local and long distance telephone service and other miscellaneous administrative support services for which the Company pays $8,500 per month.

Page 7

Saratoga Telecom Corp has a one year lease on 1500 sq. ft. of office space located in Hallandale, Florida at a rate of approximately $1,506 per month through June 2000. There is one two year lease renewal option on this office space.

The Company believes the office space shall be adequate for its needs for the foreseeable future.

Item 4  Security Ownership of Certain Beneficial Owners and
        Management

This table describes the ownership of the Company's  outstanding common stock by
(i) each of the Company's Officers and Directors; (ii) each person who is known by the Company to own more than 5% of the Company's outstanding common stock; and (iii) all of the Company's Officers and Directors as a group:

                                Amount and nature

Title of    Name of Beneficial    of Beneficial      Percent
  Class           Owner               Owner         of Class
--------    ------------------  -----------------   --------

Common      Patrick F Charles       7,710,752 (a)     14.26%
Stock       8756-122nd Avenue NE
            Kirkland, WA  98033

Common      Terrence K. Picken      7,190,752 (b)     13.30%
Stock       8756-122nd Avenue NE
            Kirkland, WA  98033

Common      Tom Morsey

Stock       2500 E Hallandale          35,800           .07%
            Beach Blvd. Ste #210
            Hallandale, FL 33009

Common      Samuel H. Eisenberg       200,000           .37%
Stock       6 Lake Street
            Monroe, NY  10950

Common      Harold P. Capozzi         200,000           .37%
Stock       595 Howe St. Ste #308
            Vancouver BC V6C 2T5

Page 8
                                      -8-

Common      International Internet  5,000,000 (c)      9.25%
Stock       Petroleum & Tire
            Distributors Corp.
            8756-122nd Avenue NE
            Kirkland, WA  98033

            All Officers and       15,337,304         28.37%
            Directors as a group
            (5 persons)
--------------------------------------------------------------------------------


(a) Includes 2,250,000 shares held by PDDE, LLC a State of Washington limited liability company formed in Februray 1998 of which Patrick F. Charles is Managing Member and owns controlling interest and 2,236,000 shares held by Coast Northwest Management, LLC a State of Washington Limited Liability
     Company formed in February 1998 of which Patrick F. Charles is a co-Managing Member and owns a 50% interest.

(b) Includes 2,250,000 shares held by United West Holdings LLC, a State of Washington limited liability company formed in February 1998 of which Terrence K. Picken is Managing Member and owns controlling interest, 1,610,000 shares held by TKY Holdings LLC, a State of Washington limited liability company formed in February 1998 of which Terrence K. Picken is Managing Member and owns controlling interest, and 2,326,000 shares held by Coast Northwest Management LLC, a State of Washington limited liability company formed in February 1998 of which Terrence K. Picken is a co-Managing Member and owns a 50% interest.

(c) International Internet Petroleum & Tire Distributors Corp. ("IIPT") was a wholly-owned subsidiary of the Company which was formed in March 1999 and the shares of which were distributed to the shareholders in a spin-off transaction effective March 19, 1999. Patrick F. Charles is President, CEO and a Director of IIPT and beneficially owns 24.7% of IIPT's outstanding common stock. Terrence K. Picken is Executive Vice-President and Director of IIPT and beneficially owns 23.2% of IIPT's outstanding common stock.

Page 9

Item 5  Directors, Executive Officers, Promoters, and Control
        Persons

This table describes the Company's current Directors and Executive Officers.

NAME                    AGE                TITLE

Patrick F. Charles      58      President, Chief Executive
                                   Officer and Director

Terrence K. Picken      61        Executive Vice-President,
                                 Chief Operating Officer and
                                          Director

Tom Morsey              52        President, Saratoga Telecom
                               Corp., a wholly-owned subsidiary
                                        and Director

Samuel H. Eisenberg     54                 Director

Harold Peter Capozzi    74                 Director

Patrick F. Charles has been the Company's Chief Executive Officer and Chairman of the Board of Directors since the inception of the Company. Mr. Charles is also a founder, President and Chief Executive Officer of Coast Northwest Inc., a privately owned Washington Corporation, since its inception in 1981. Coast Northwest Inc. provides financial and management consulting services to various clients. Mr. Charles has also served as National Director of Legislative consulting services for PriceWaterhouseCoopers, an international accounting firm. Mr. Charles also currently serves as a Director for Absolute Future Tech. Inc. ("AFTI"), a publicly traded company listed on the OTC Bulletin Board. AFTI is a temporary employment service and internet resume service specializing in providing skilled professionals to the high-tech industry. Mr. Charles holds a Bachelor of Science degree in marketing from Seattle University and an MBA from the University of Arizona.

Terrence K. Picken has served the Company as Executive Vice-President and Director since its inception. Mr. Picken is also Executive Vice President and Director of Coast Northwest Inc. since 1992. Coast Northwest Inc. is a privately owned company which provides business management and financial consulting services to various clients. Mr. Picken was also a general partner with page 10

PriceWaterhouseCoopers, an international accounting firm. Mr. Picken has over 20 years of international accounting experience and was licensed as a CPA in California and Washington as well as a Chartered Accountant in Canada. He graduated with a Chartered Accountant (CA) degree from the University of Manitoba, Canada.

Tom Morsey was appointed a Director of the Company and has served as President of Saratoga Telecom Corp., a wholly-owned subsidiary of the Company, since June 1999. Mr. Morsey previously was President of Internet Interview Inc. which he co-founded in 1997 and from which the Company acquired the telecom operational right in June 1999. In 1989, Mr. Morsey founded Telecommunications Consulting Institute Inc. ("Telecon Inc.") which he managed and operated for over 5 years. Telecon Inc. was a reseller of AT & T and Sprint telephone calling services and prior to its sale to Telenational Communications Inc. of Omaha Nebraska, had over 968 representatives nationwide offering innovative calling programs developed by Telecon Inc.

Samuel H. Eisenberg has served as a Director of the Company since its inception. Mr. Eisenberg is Senior Vice-President of Portfolio Investment Strategies Corporation based in New York which specializes in private investment banking. He has served in such capacity for over 5 years.

Harold P. Capozzi has been a Director of the Company, formerly known as Knightsbridge Corporation, since February 1997 and was President, Chairman and CEO of Knightsbridge from June 1997 to July 1998, the date of Knightsbridge's merger with the Company. Mr. Capozzi is manager of his own investment portfolio and is an independent business advisory consultant. For ten years, 1990 - 1999, he served as a Director of PLC Medical Systems Inc., a publicly traded Company listed on the American Stock Exchange and was an officer and Director of Richland Mines Inc., (VSE), and Dynamic Associates, (NASDAQ). He is currently a Director and Officer of Ceasar's Explorations Inc., and Blackwater Ltd., (CVE). Mr. Capozzi holds a Bachelor of Science Degree and a Bachelor of Commerce Degree, with First Class Honors from the University of British Columbia, and a Teaching Degree from the University of Italy.

The Directors serve in their positions until the next annual meeting of stockholders or until the Directors' successors have been elected and qualified. The executive officers are appointed by the Board of Directors and serve at the discretion of the Board.

Page 11

Item 6.  Executive Compensation

The following tables set forth the compensation paid by the Company to the named executive officers for the periods indicated:

                           SUMMARY COMPENSATION TABLE

                    Annual Compensation        Long-Term Compensation

-------------------------------------------------------------------------------
                                              Awards           Payouts

                                        ----------------------------------------
                                                       (5)
                                                    Securities
                                   Other  (1)(3)(4)   Under-
Name and                          annual  Restricted  lying          All other
Principal                         Compen-   Stock    Options/  LTIP   Compen-
Position   Year    Salary  Bonus  sation    Award      SARs   Payouts sation
                     ($)    ($)     ($)      ($)        (#)     ($)      ($)
   (a)      (b)      (c)    (d)     (e)      (f)        (g)     (h)      (i)
-------------------------------------------------------------------------------
Patrick F.10/31/98  93,331  0        0          0          0     0        0
Charles   10/31/99 125,665  0        0     20,458    500,000     0        0
Chief
 Executive
 Officer
 and
 Director

Terrence  10/31/98  93,331  0        0          0          0     0        0
K. Picken 10/31/99 125,665  0        0     20,458    500,000     0        0
Executive
 Vice-
 President
 and
 Director

Page 12
                                      -12-

Thomas S. 10/31/98       0  0        0          0          0     0        0
Morsey    10/31/99  24,250  0        0          0    250,000     0        0
President
 of wholly-
 owned
 subsidiary,
 Saratoga
 Telecom
 Corp. and
 Director
-------------------------------------------------------------------------------

(1)  The restricted stock award amounts reported in column (f) above for Patrick
     F. Charles and Terrence K. Picken represent a 20% discount from market price on restricted common shares used to partially pay for salary included in column (c) above.

(2) Thomas S. Morsey joined Saratoga Telecom Corp as its President in June 1999. He was previously co-founder and President of Internet Interview, Inc. from which the Company acquired the telecom operational right in June 1999.
(3)  Dividends  would be paid on  restricted  common stock shares if dividends are declared and paid on the common stock of the Company in accordance with the Articles of Incorporation, as amended.
(4) The number
     and market value of aggregate restricted stock holdings of Patrick F. Charles and Terrence K. Picken held at October 31, 1999 were 7,710,752 shares and $1,079,505 for Mr. Charles and 7,190,752 shares and $1,006,705 for Mr. Picken.
(5) The stock options listed in column (g) above were all exercisable at date of grant.

Page 13

                           OPTION/SAR GRANTS IN LAST FISCAL YEAR
                           (Individual Grants)

                           Percent
                             of
                            Total
                           Options/
                Number      SARs
                  of       Granted
             Securities      to      Exercise             Market
             Underlying   Employees  Or Base             Price on
            Options/SARs  in Fiscal  Price   Expiration   Date of
   Name      Granted (#)    Year     ($/Sh)     Date       Grant
    (a)        (b)           (c)       (d)      (e)         (f)
------------------------------------------------------------------

Patrick F.    500,000       39.2%     $0.20   9/17/04
 Charles
Chief
 Executive
 Officer and
 Director

Terrence K.   500,000       39.2%     $0.20   9/17/04
 Picken
Executive
 Vice President
 and Director

Thomas S.     250,000       19.6%     $0.10   6/16/04      $0.14
 Morsey
 President of
 Wholly-owned
 Subsidiary,
 Saratoga
 Telecom Corp.
 and Director

Effective October 1, 1999, the Company signed Corporate Officer Employment Agreements (the "Agreements") with Patrick F. Charles and Terrence K. Picken. All significant provisions of the Agreements are identical. The Agreements are for a three year term and provide basic salary of $150,000 in the first year, $175,000 in the second year and $200,000 in the final year. The Agreements also provide for incentive bonuses based on pre-tax operating cash flow. A bonus of 5.0% will be paid on the first $250,000; 4.0% on the next $250,000; 3.0% on the next $250,000; 2.0% on the next $250,000 and 1.0% on pre-tax operating cash flow

Page 14
amounts over $1,000,000. The Agreements also provide that at the discretion of the officer, monthly amounts over $10,000 or any amount not paid when due may be paid in common shares of the Company based on the closing bid price at the time the officer gives notice. In the event the Company issues restricted common shares under this provision, the officer is entitled to receive additional shares based on a factor of up to a 40% discount of the closing bid price at the time the officer gives notice.

For common stock issued in non-monetary transactions involving marketability discounts the Company's policy is to account for marketability discounts in accordance with guidelines provided by published empirical studies and financial research on marketability discounts.

The Agreements provide that Patrick F. Charles and Terrence K. Picken may not be terminated for any reason unless the Company offers in writing to purchase all of their shares directly or beneficially owned at market price, as defined in the Agreements; pays in cash all amounts owing to the officer and; pays in cash an amount for a buy-out of the remainder of the Agreement at the rate of 50% of the regular salary.

The Agreements also require the Company to provide and pay for $1,000,000 and $500,000 life insurance on the lives of Patrick F. Charles and Terrence K. Picken, respectively, to be paid to their estates. In addition, the Agreements require the Company to provide death and disability benefits to Patrick F. Charles and Terrence K. Picken or their estates equivalent to six (6) months pay at the time of the death or disability. The Company is also required to pay an automobile allowance of $750 per month each plus automobile operating expenses. The Company has paid term life insurance premiums for the benefit of Patrick F. Charles and Terrence K. Picken in the annual amounts of $1,915 and $1,265 respectively.

In June 1999, Saratoga Telecom Corp entered into a three year Employment Agreement with Thomas S. Morsey as part of the Agreement for Sale and Purchase of Telecom Business Assets between Saratoga Telecom Corp and Internet Interview, Inc. The Employment Agreement provides a base salary of $5,000 per month, an incentive bonus to be determined by the Board of Directors, stock options to purchase up to 250,000 shares of the Company's common stock at $.10 per share, immediately exercisable with a term of five (5) years and a $500 per month auto allowance. Mr. Morsey, in June, 1999, received Warrants to purchase up to

Page 15

500,000 shares of the Company's common stock at $0.10 per share, in connection with the Company's acquisition of operational rights to develop an internet telecom technology from Internet Interview, Inc., the company which Mr. Morsey was the former President and principal stockholder. The Warrants are exercisable at any time and expire June 15, 2004. None of the warrants have been exercised at this time.

Stock Options

During October 1998, the Company approved a Qualified and Non-Qualified Stock Option Plan ("the Plan"). A total of 8,000,000 shares are available for future grants to directors, officers, employees and consultants who are in a position to make significant contributions to the success of the Company.

The exercise price of each option will be determined by the Company's board of directors, in its discretion, at the time of grant. The vesting period and the expiration date shall not exceed ten years. Under the 1998 option plan, incentive stock options that become exercisable in any fiscal year may not exceed the fair market value of $100,000 as determined at the time the options are granted. No options granted, to officers and directors under the Plan have been exercised as of the date of this filing.

Compensation of Directors

Beginning in fiscal year ended October 31, 1999, non-employee directors are paid $300 per Board of Directors meeting. The two outside directors were paid $2,100 each for the year ended October 31, 1999 and in April, 1999 each was granted options to purchase up to 250,000 shares of the Company's common stock at $0.10 per share under the Company's Stock Option Plan. Such options expire within five years from date of grant. There currently are no standard arrangements whereby the Company's directors are compensated for committee participation or special assignments.

Item 7 Certain Relationships and Related Transactions

Coast Northwest Inc. provided substantially all of the Company's corporate administrative services since inception of the Company's development stage activities for which the Company paid to Coast Northwest Inc. $96,373 for the year ended October 31, 1999 and $73,600 for the period from inception of development stage, activity December 1997, to October 31, 1998. At October 31, 1999 and October 31, 1998 the Company owed an additional $1,127 and $10,100

Page 16
respectively to Coast Northwest Inc. for administrative support services. The Company's President, Patrick F. Charles and Executive Vice-President, Terrence
K. Picken, collectively own controlling interest in Coast Northwest Inc.

Item 8 Description of Securities

The Company has two classes of securities authorized, consisting of 200,000,000 shares of common stock with a par value of $.001 per share and 50,000,000 shares of preferred stock with a par value of $.001 per share.

-    Common Stock

     The Company has authorized 200,000,000 shares of common stock with a par value of $0.001 per share. The holders of common stock are entitled to one vote per share on all matters to be voted on by shareholders and do not have cumulative voting rights. The shares of common stock have no pre-emptive, subscription, conversion or redemption rights and may be issued only as fully paid and non assessable shares. In the event of liquidation, dissolution or winding up of the company, the holders of the common stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class or series of stock having preference over the common stock. Holders of the common stock are entitled to share pro rata in dividends and distributions with respect to the common stock, as may be declared by the Board of Directors out of funds legally available subject to a restriction that dividends on the common stock may not be paid until dividends on the Company's issued cumulative Series A Convertible Redeemable Preferred Stock have been paid.

                              Part II

Item 1 Market Price and Dividends on the Company's common equity and other stockholder matters

The Company's common stock has traded on the OTC Bulletin Board since its merger with Knightsbridge, July, 1998. Prior to the merger, Knightsbridge had commenced trading on the OTC Bulletin Board in May, 1998 under the trading symbol KBDG. At the time of the merger, the trading symbol was changed to WOTD. It was again changed to SHCC in March 1999. The high and low sales prices for each quarter from May 1998 to October 31,1999 were as follows:

Page 17

Quarter Ended                               High              Low

July 31, 1998                              $0.500           $0.156
October 31, 1998                           $0.500           $0.130

January 31, 1999                           $0.220           $0.025
April 30, 1999                             $0.290           $0.020
July 31, 1999                              $0.220           $0.100
October 31, 1999                           $0.215           $0.120

Quotations for the Company's common stock reflect inter-dealer  prices,  without
retail  markups,   markdowns  or  commissions  and  may  not  represent   actual
transactions.

The Company has approximately 282 holders of its common stock.

No dividends have been declared on the Company's common stock. Holders of the common stock are entitled to share pro rata in dividends and distributions with respect to the common stock, as may be declared by the Board of Directors out of funds legally available subject to a restriction that dividends on the common stock may not be paid until dividends on the cumulative Series A Convertible Redeemable Preferred Stock have been paid.

Item 2 Legal Proceedings

The Company is not a party to any pending legal proceedings.

Item 3 Changes in and Disagreements with Accountants

There have not been any changes in or disagreements with Accountants.

Item 4 Recent Sales of Unregistered Securities

Prior to the merger with Knightsbridge, the Company, then named Western Oil & Tire Distributors Inc. ("Western") issued 6,000,000 shares of its common stock at $0.0001 par value per share principally to its founding stockholders and to others for services pursuant to Section 4 (2) of the Securities Act of 1933.

In accordance with an Agreement and Plan of Merger ("Merger") effective July 28, 1998, the 6,000,000 common shares of Western were exchanged for 12,000,000 shares of Knightsbridge common stock recorded at $0.001 per share par value, 11,577,000 of which were restricted and newly issued from Knightsbridge treasury and 423,000 of which were delivered by certain stockholders of Knightsbridge.

Page 18

950,000 shares of restricted common stock recorded at $0.001 par value were newly issued as finder's fees under the Merger Agreement. The shares issued under the Merger Agreement were issued without registration pursuant to an exemption from registration under Section 4 (2) of the Securities Act of 1933.

In July 1998, the Company issued $150,000 principal amount of a 9% Series A Subordinated Convertible Redeemable Debenture due July 24, 1999 ("Series A Debenture") to an accredited investor in a private placement. The Series A Debenture and the shares of common stock into which it was converted were exempt from registration in reliance on Rule 504 of Regulation D of the Securities Act of 1933. The Series A Debenture was convertible into common stock at a conversion price equal to 72.5% of the average closing bid price of the common stock for the five (5) trading days immediately preceding the date of receipt of the conversion notice. The Series A Debenture plus interest thereon of $8,414 was converted to 6,345,908 shares of common stock between October 1998 and April 1999 at an average price of approximately $.025 per share. At the time of the sale of the Series A Debenture, the Company recorded $56,897 of additional paid-in capital representing the beneficial conversion feature value of the discount. This amount was charged to interest expense over the expected conversion period.

In November 1998 through January 1999 the Company issued 850,000 shares of common stock valued at a total of $50,071 for an average price of $.059 per share to J.B. Marc and Associates for financial advisory and corporate public relations services. Such shares were issued without registration in reliance on Rule 504 of Regulation D of the Securities Act of 1933.

In December 1998, the Company issued $15,000 principal amount of a Subordinated Convertible Redeemable Debenture due December, 1999 to Coast Northwest
Management LLC ("Coast LLC Debenture") a limited liability company owned by Patrick F. Charles and Terrence K. Picken, officers, directors and controlling shareholders of the Company in a private placement as payment of a loan to the Company. The Coast LLC Debenture and the shares of common stock into which it was converted were exempt from registration in reliance on Rule 504 of Regulation D of the Securities Act of 1933. The Coast LLC Debenture was convertible into common stock at a conversion price equal to 72.5% of the average closing bid price of the common stock for the five (5) trading days immediately preceding the date of receipt of the conversion notice. The Coast LLC Debenture was converted to 300,000 shares of common stock on December 18, 1998 at a price of approximately $.05 per share. At the time of the sale of the

Page 19

Coast LLC Debenture, the Company recorded $5,690 of additional paid-in capital representing the beneficial conversion feature value of the discount. This amount was charged to interest expense over the expected conversion period.

On January 7, 1999 the Company issued 3,600,000 shares of common stock for $90,000 cash to two non-U.S. resident investors in an arms length transaction. The shares were sold at an average of $.025 per share. The purchase price per share of the transaction was significantly discounted from the reported trade price of the shares due to a lack of trading volume and sufficient history to determine per share market value. Such shares were issued without registration in reliance on Rule 504 of Regulation D of the Securities Act of 1933.

In January 1999 the Company issued $30,000 principal amount of a Subordinated Convertible Redeemable Debenture due January 2000 to Coast Northwest Management LLC ("Coast LLC Debenture 2") a limited liability company owned by Patrick F. Charles and Terrence K. Picken, officers, directors and major shareholders of the Company in a private placement as payment of a loan to the Company. The Coast LLC Debenture 2 and the shares of common stock into which it was converted were exempt from registration in reliance on Rule 504 of Regulation D of the Securities Act of 1933. The Coast LLC Debenture 2 was convertible into common stock at a conversion price equal to 72.5% of the average closing bid price of the common stock for the five (5) trading days immediately preceding the date of receipt of the conversion notice. $29,000 of the Coast LLC Debenture 2 was converted to 1,250,000 shares of common stock on January 21, 1999 at a price of approximately $.023 per share. The remaining $1,000 of the Coast LLC Debenture two was forgiven. At the time of the sale of the Coast LLC Debenture 2, the
Company recorded $11,380 of additional paid-in capital representing the beneficial conversion feature value of the discount. This amount was charged to interest expense over the expected conversion period.

In January 1999 the Company issued $15,000 of principal amount of Subordinated Convertible Redeemable Debentures (the "Debentures") due January 2000 to each of Patrick F. Charles and Terrence K. Picken, officers, directors and major shareholders of the Company in a private placement for a total of $30,000 in payment of services provided to the Company. The Debentures and the shares of common stock into which they were converted were exempt from registration in reliance on rule 504 of Regulation D of the Securities Act of 1933. The Debentures were convertible into common stock at a conversion price equal to

Page 20

72.5% of the average closing bid price of the common stock for the five (5) trading days immediately preceding the date of receipt of the conversion notice. $14,500 of each Debenture totaling $29,000 was converted into a total of 1,250,000 shares of common stock on January 21, 1999 at a price of approximately $.023 per share. The remaining $1,000 of the Debentures was forgiven. At the time of the sale of the Debentures, the Company recorded $11,380 of additional paid-in capital representing the beneficial conversion feature value of the discount. This amount was charged to interest expense over the expected conversion period.

On February 11, 1999 the Company issued 2,250,000 shares of common stock valued at $.016 per share to Patrick F. Charles, an officer, director and a controlling shareholder of the Company as partial payment for management services provided to the company. These shares were issued at a 20% discount from the closing market price at the date of issuance. Such shares were issued without registration pursuant to an exemption from registration under Section 4 (2) of the Securities Act of 1933.

On February 11, 1999 the Company issued 2,250,000 shares of common stock valued at $.016 per share to Terrence K. Picken an officer, director and major shareholder of the Company as partial payment for management services provided to the company. These shares were issued at a 20% discount from the closing market price on the date of issuance. Such shares were issued without registration pursuant to an exemption from registration under Section 4 (2) of the Securities Act of 1933.

On February 11, 1999 the Company issued 25,000 shares of common stock valued at $.016 per share to a limited liability corporation controlled by Patrick F. Charles an Officer, Director and major shareholder of the Company as payment for management services. These shares were issued at a 20% discount from the closing market price on the date of issuance. Such shares were issued without registration pursuant to an exemption from registration under Section 4 (2) of the Securities Act of 1933.

On February 11, 1999 the Company issued 50,000 restricted shares of common stock valued at $.016 per share to a non-U.S. resident for merger and acquisition consulting services. These shares were issued at a 20% discount from the closing market price on the date of issuance. Such shares were issued without registration pursuant to an exemption from registration under Section 4 (2) of the Securities Act of 1933.

Page 21

On February 11, 1999 the Company issued 500,000 shares of common stock valued at $.02 per share to Prime Ventures Corporation as payment of a fee to extend payments under a consulting agreement. Such shares were issued without registration in reliance on rule 504 of Regulation D of the Securities Act of 1933.

On February 11, 1999 the Company issued 100,000 shares of common stock valued at $.02 per share to Portfolio Investment Strategies Corp for merger and acquisition consulting services. Such shares were issued without registration in reliance on Rule 504 of Regulation D of the Securities Act of 1933.

On February 18, 1999 the Company issued 500,000 shares of common stock valued at $.023 per share as payment to PMR and Associates for corporate public relations services. Such shares were issued without registration in reliance on Rule 504 of Regulation D of the Securities Act of 1933.

Pursuant to a February 18, 1999 corporate public relations service agreement entered into between PMR and Associates ("PMR") and the Company including amendments thereto. PMR, in October, 1999 exercised its right to purchase 1,700,000 shares of the Company's common stock under warrants granted to PMR under the agreement at a price of approximately $.029 per share. Such shares were issued without registration pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933.

On February 18, 1999 the company issued 95,000 shares of common stock valued at an average price of $.023 per share to (4) four individuals under arrangements whereby they provided administrative services to the company. Such shares were issued without registration in reliance on rule 504 of Regulation D or Section 4
(2) of the Securities Act of 1933.

On March 17, 1999 the Company issued 50,000 restricted shares of common stock valued at $.03 per share to an independent consultant who provided merger and acquisition services to the Company. These shares were issued at a 9.1% discount from the closing market price on the date of issuance. Such shares were issued without registration pursuant to an exemption from registration under Section 4
(2) of the Securities Act of 1933.

On March 17, 1999 the Company issued 250,000 shares of common stock valued at $.03 per share to Commonwealth Partners for merger and acquisition consulting services. These shares were issued at a 9.1% discount from the closing market price on the date of issuance. Such shares were issued without registration pursuant to an exemption from registration under Section 4 (2) of the Securities Act of 1933.

On March 19, 1999 the Company issued 5,000,000 shares of common stock valued at $.05 per share to International Internet Petroleum & Tire Distributors Corp ("IIPT") in connection with the spin-off transaction whereby the shares of IIPT were distributed to the stockholders of the Company as of March 19, 1999. These shares were issued at approximately a 20% discount from the closing market price on the date of issuance. The Company shares issued to IIPT were issued without registration pursuant to an exemption from registration under Section 4 (2) of the Securities Act of 1933.

In March 1999, the Company issued $450,000 principal amount of a 9% Series B Subordinated Convertible Redeemable Debentures due March 30, 2000 ("Series B Debenture") to three accredited investors in a private placement. The Series B Debentures and the shares of common stock into which they were converted were exempt from registration in reliance on Rule 504 of Regulation D of the Securities Act of 1933. The Series B Debentures were convertible into common stock at a conversion price equal to 72.5% of the average closing bid price of the common stock for the five (5) trading days immediately preceding the date of receipt of the conversion notice. The Series B Debentures plus interest thereon of $2,857 were converted to 5,795,564 shares of common stock in May 1999 at an average price of approximately $.078 per share. At the time of the sale of the Series B Debentures, the Company recorded $170,691 of additional paid-in capital representing the beneficial conversion feature value of the discount. This amount was charged to interest expense over the expected conversion period.

On April 6, 1999 the Company issued 10,000 restricted shares of common stock valued at $.04 per share to an individual for services. Such shares were issued without registration pursuant to an exemption from registration under Section 4
(2) of the Securities Act of 1933.

On May 17, 1999 the Company issued 550,000 shares of common stock valued at approximately $.131 per share to PMR and Associates for corporate public relations services. These shares were issued at a 3.03% discount from the closing market price on the date of issuance. Such shares were issued without registration pursuant to an exemption from registration under Section 4 (2) of the Securities Act of 1933.

Page 23

In May 1999 the Company issued 377,742 shares of its Series A Convertible Redeemable Preferred Stock in payment of a $377,742 Note Payable due March 3, 2003. These Series A Convertible Redeemable Preferred shares are convertible into common stock of the Company one-third after April 30, 2000, another one-third after April 30,2001, and a final one-third after April 30,2002. The conversion rate is $1.00 divided by the average closing price for the Company's common stock for the five trading days immediately prior to the notice of conversion. Such preferred shares were issued without registration pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933.

In June 1999, the Company issued $150,000 principal amount of a 9% Series C Subordinated Convertible Redeemable Debenture due June 11, 2001 ("Series C Debenture") to a corporation in a private placement. The Series C Debenture and the shares of common stock into which it was converted were exempt from registration in reliance on Rule 504 of Regulation D of the Securities Act of 1933. The Series C Debenture was convertible into common stock at a conversion price equal to 72.5% of the average closing bid price of the common stock for the five (5) trading days immediately preceding the date of receipt of the conversion notice. The Series C Debenture plus interest thereon of $97 was converted to 1,548,158 shares of common stock in June 1999 at an average price of approximately $.097 per share. At the time of the sale of the Series C Debenture, the Company recorded $ 56,897 of additional paid-in capital representing the beneficial conversion feature value of the discount. This amount was charged to interest expense over the expected conversion period.

On June 16, 1999 the Company issued 150,000 shares of common stock valued at $.112 per share to a corporation for services. These shares were issued at a 20% discount from the closing market price on the date of issuance. Such shares were issued without registration pursuant to an exemption from registration under
Section 4 (2) of the Securities Act of 1933.

On July 1, 1999 the Company issued 25,000 shares of common stock valued at $.136 per share to an individual for services. These shares were issued at a 20% discount from the closing market price on the date of issuance. Such shares were issued without registration pursuant to an exemption from registration under
Section 4 (2) of the Securities Act of 1933.

On July 22, 1999 the Company issued 220,000 shares of common stock to an individual for corporate public relations services. The agreed value of the shares was 85% of the average closing price of the common stock for the five (5) preceding trading days or $.149 per share. Such shares were issued without registration pursuant to an exemption from registration under Section 4 (2) of the Securities Act of 1933.

In July 1999, the Company issued $150,000 principal amount of a 2% Series D Subordinated Convertible Redeemable Debenture due July 30, 2001 ("Series D Debenture") to a company in a private placement. The Series D Debenture and the shares of common stock into which it was converted were exempt from registration in reliance on Rule 504 of Regulation D of the Securities Act of 1933. The Series D Debenture was convertible into common stock at a conversion price equal to 75% of the average closing bid price of the common stock for the five (5) trading days immediately preceding the date of receipt of the conversion notice. The Series D Debenture plus interest thereon of $1,275 was converted to
1,182,261 shares of common stock in August 1999 at an average price of approximately $.127 per share. At the time of the sale of the Series C Debenture, the Company recorded $50,000 of additional paid-in capital representing the beneficial conversion feature value of the discount. This amount was charged to interest expense over the expected conversion period.

On August 25, 1999 the Company issued 170,000 shares of common stock valued at $.15 per share to a corporation for corporate public relations services. Such shares were issued without registration pursuant to an exemption from registration under Section 4 (2) of the Securities Act of 1933.

On October 4, 1999 the Company issued 400,000 restricted shares of common stock valued at $.14 per share to Patrick F. Charles an officer, director and a controlling shareholder of the Company as reimbursement for consulting services paid by Mr. Charles on behalf of the Company. Such shares were issued without registration pursuant to an exemption from registration under Section 4 (2) of the Securities Act of 1933.

On October 4, 1999 the Company issued 29,762 restricted shares of common stock to each of Patrick F. Charles and Terrence K. Picken, officers, directors and controlling shareholders of the Company. These shares were valued at $.112 per share and were partial payment of their salary in accordance with employment agreements between them and the Company. These shares were issued at a 20% discount from the closing market price on the date of issuance. Such shares were issued without registration pursuant to an exemption from registration under
Section 4 (2) of the Securities Act of 1933.

The Company believed that each of the foregoing persons or entities to whom shares of common stock were issued were either "accredited investors" or "sophisticated investors" as defined in the Securities Act of 1933. Each had access to all material information regarding the Company, its business and financial condition prior to the offer and sale of the securities in question.

The Company took into consideration a number of factors in determining the price per share of its common stock in the described transactions. These consisted of
(1) the "restricted" nature of the securities (except for those transactions under Regulation D Rule 504); (2) the limited market for the Company's common stock on the OTC Bulletin Board; (3) the low book value per share; and (4) the Company's history of limited revenues.

For common stock issued in non-monetary transactions involving marketability discounts the Company's policy is to account for marketability discounts in accordance with guidelines provided by published empirical studies and financial research on marketability discounts.

Item 5 Indemnification of Officer and Directors

Section 78.751 (1) of the Nevada Revised Statutes ("NRS") authorizes a Nevada corporation to indemnify any director, officer, employee or corporate agent "who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation" due to his or her corporate role. Section 78.751 (1) extends this protection "against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful."

Section 78.751 (2) of the NRS also authorizes indemnification of the reasonable defense or settlement expenses of a corporate director, officer, employee or agent who is sued, or is threatened with a suit, by or in the right of the corporation. The party must have been acting in good faith and with the reasonable belief that his or her actions were not opposed to the corporation's best interests. Unless the court rules that the party is reasonably entitled to indemnification, the party seeking indemnification must not have been found liable to the corporation.

To the extent that a corporate director, officer, employee, or agent is successful on the merits or otherwise in defending any action or proceeding referred to in Section 789.751 (1) or 78.751 (2), Section 78.751 (3) of the NRS requires that he be indemnified "against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the defense."

Section 78.751 (4) of the NRS limits indemnification under Sections 78.751 (1) and 78.751 (2) to situations in which either (1) the stockholders (2) the majority of a disinterested quorum of directors, or (3) independent legal counsel determine that indemnification is proper under the circumstances.

Pursuant to Section 78.751 (5) of the NRS, the corporation may advance an officer's or director's expenses incurred in defending any action or proceeding upon receipt of an undertaking. Section 78.751 (6) (a) provides that the rights to indemnification and advancement of expenses shall not be deemed exclusive of any other rights under any bylaw, agreement, stockholder vote or vote of disinterested directors. Section 78.751 (6) (b) extends the rights to indemnification and advancement of expenses to former directors, officers, employees and agents, as well as their heirs, executors, and administrators.

Regardless of whether a director, officer, employee or agent has the right to indemnity, Section 78.752 allows the corporation to purchase and maintain insurance on his behalf against liability resulting from his or her corporate role.

Article II of the Company's Articles of Incorporation provides that any person serving as a Director or Officer is to be indemnified and held harmless to the fullest extent legally permissible under the General Corporate Law of the State of Nevada.


                                PART F/S

        SARATOGA INTERNATIONAL HOLDINGS CORP. AND SUBSIDIARY
                     (A Development Stage Company)
             INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                      ----------------------

                                                            Page

   Independent Auditor's Report                              F-2

   Consolidated Balance Sheet as of October 31, 1999         F-3

   Consolidated Statements of Operations for the year
   ended October 31, 1999 and from December 1, 1997
   (inception) through October 31, 1998 and the
   cumulative period during the development stage
   from December 1, 1997 (inception) through
   October 31, 1999                                          F-4

   Consolidated  Statements of Changes in Shareholders'
   Equity (Deficiency) for the year ended October 31,
   1999 and from December 1, 1997 (inception) through
   October 31, 1998                                          F-5

   Consolidated Statements of Cash Flows for the year
   ended October 31, 1999 and from December 1, 1997
   (inception) through October 31, 1998 and the
   cumulative period during the development stage
   from December 1, 1997 (inception) through
   October 31, 1999                                          F-6

   Notes to Consolidated Financial Statements            F-7 - F-23


Page F-1

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders of Saratoga International Holdings Corp. and Subsidiary
Kirkland, Washington

We have audited the accompanying consolidated balance sheet of Saratoga International Holdings Corp. and Subsidiary, (A Development Stage Company) as of October 31, 1999, and the related consolidated statements of operations, shareholders' equity (deficiency) and cash flows for the year ended October 31, 1999 and for the period December 1, 1997 (inception) through October 31, 1998 and the cumulative period during the development stage from December 1, 1997 (inception) through October 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Saratoga International Holdings Corp. and Subsidiary, (A Development Stage Company) as of October 31, 1999, and the results of their operations and their cash flows for the year ended October 31, 1999 and for the period December 1, 1997 (inception) through October 31, 1998, and the cumulative period during the development stage from December 1, 1997 (inception) through October 31, 1999, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(a), to the consolidated financial statements the Company is in the development stage, has incurred losses since inception of approximately $2,552,000 and expects to incur net losses for the foreseeable future. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are described in note 2(a). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                          /s/ Feldman Sherb Horowitz & Co., P.C.
                          --------------------------------------
                          Feldman Sherb Horowitz & Co., P.C.
                          Certified Public Accountants

New York, New York
January 7, 2000

Page F-2


              SARATOGA INTERNATIONAL HOLDINGS CORP. AND SUBSIDIARY
                          (A Development Stage Company)
                           CONSOLIDATED BALANCE SHEET
                                OCTOBER 31,1999

                                     ASSETS

CURRENT ASSETS:
  Cash ........................................................       $  241,589
  Common stock subscription receivable ........................           25,000
  Deferred financing cost .....................................           35,475
  Prepaid expense and other current assets ....................           72,250
                                                                     -----------
    TOTAL CURRENT ASSETS ......................................          374,314

PROPERTY AND EQUIPMENT - at cost, net .........................            5,357

INTANGIBLE ASSET, net .........................................           81,733
                                                                     -----------
                                                                      $  461,404
                                                                     ===========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Note payable .................................................      $  200,000
  Loans payable - shareholders and officers ....................          31,789
  Accrued expenses and other current liabilities ...............          36,932
                                                                     -----------
    TOTAL CURRENT LIABILITIES ..................................         268,721

COMMITMENTS AND CONTINGENCIES ..................................              -

SHAREHOLDERS' EQUITY:
  8%cumulative  convertible  redeemable preferred stock, $.001 par value, 50,000,000 authorized, 377,742 shares, issued
    and outstanding, liquidating preference of $1 ..............         377,742
  Common stock, par value $.001, 200,000,000 authorized
    54,058,125 shares, issued and outstanding ..................          54,058
  Additional paid in capital ...................................       2,312,714
  Deficit accumulated during the development stage .............      (2,551,831)
                                                                     -----------
    TOTAL SHAREHOLDERS' EQUITY .................................         192,683
                                                                     -----------

                                                                      $  461,404
                                                                     ===========

               See notes to the consolidated financial statements

Page F-3


              SARATOGA INTERNATIONAL HOLDINGS CORP. AND SUBSIDIARY
                          (A Development Stage Company)
                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                                     From               Cumulative
                                                                  December 1,           During The
                                               Year Ended      1997 (inception)      Development Stage
                                               October 31,       to October 31,      (December 1, 1997
                                                  1999               1998           to October 31, 1999)
                                           -----------------   -----------------    --------------------

NET SALES                                  $         2,660      $         -            $      2,660

COST OF GOODS SOLD                                  23,810                -                  23,810
                                           -----------------   -----------------    --------------------

GROSS LOSS                                         (21,150)               -                 (21,150)


OPERATING EXPENSES                               1,044,126          475,489               1,519,615
                                           -----------------   -----------------    --------------------

LOSS FROM OPERATIONS                            (1,065,276)        (475,489)             (1,540,765)
                                           -----------------   -----------------    --------------------

OTHER INCOME (EXPENSE):
  Loss on impairment of investments               (278,499)        (255,500)               (533,999)
  Write-off of terminated acquisition costs              -          (99,043)                (99,043)
  Interest expense                                (393,369)         (48,357)               (441,726)
  Forgiveness of note payable                       50,000                -                  50,000
  Other income                                       7,416            6,286                  13,702
                                           -----------------   -----------------    --------------------
    NET OTHER EXPENSES                            (614,452)        (396,614)             (1,011,066)
                                           -----------------   -----------------    --------------------

NET LOSS                                        (1,679,728)        (872,103)             (2,551,831)
LESS:
    CUMULATIVE PREFERRED DIVIDEND                   15,110                -                  15,110
                                           -----------------   -----------------    --------------------
NET LOSS TO COMMON SHARES                  $    (1,694,838)     $  (872,103)           $ (2,566,941)
                                           =================   =================    ====================
LOSS PER COMMON SHARE, BASIC AND DILUTED   $         (0.04)     $     (0.06)           $      (0.09)
                                           =================   =================    ====================


WEIGHTED AVERAGE NUMBER OF COMMON
  SHARES OUTSTANDING, BASIC AND DILUTED         39,259,311       13,768,953              27,068,270
                                           =================   =================    ====================



               See Notes to the consolidated financial statements
Page F-4


              SARATOGA INTERNATIONAL HOLDINGS CORP. AND SUBSIDIARY
                              (A Development Stage Company)
     CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)


                                                                                                            Deficit
                                                                                                          Accumulated     Total
                                                         Common Stock       Preferred stock   Additional   During the  Shareholders'
                                                 -----------------------  ------------------    Paid-In   Development     Equity
                                                    Shares       Amount    Shares    Amount     Capital      Stage     (Deficiency)
                                                 ------------  ---------  --------  --------  ----------  ------------ -------------

 BALANCE, DECEMBER 1, 1997 (INCEPTION)            20,217,400   $ 20,217         -   $     -   $ 863,389   $  (488,219)  $   395,387
 Reverse stock split 1-for-4                     (15,163,050)   (15,163)        -         -      15,163             -             -
 Issuance of common stock pursuant to reverse
   acquisition                                    11,577,000     11,577         -         -     (11,577)            -             -
 Issuance of common stock for services related
   to reverse acquisition                            950,000        950         -         -        (950)            -             -
 Direct cost of reverse acquisition                        -          -         -         -     (78,816)            -       (78,816)
 Net loss from Knightsbridge operations prior
   to reverse acquisition                                  -          -         -         -           -      (197,909)     (197,909)
 Recapitalization adjustment                               -          -         -         -    (686,128)      686,128             -
 Adjustment for beneficial conversion feature
   from issuance of a debenture                            -          -         -         -      56,897             -        56,897
 Issuance of common stock from conversion
   of debenture                                       94,085         94         -         -      10,138             -        10,232
 Net loss                                                  -          -         -         -           -      (872,103)     (872,103)
                                                 -----------  ---------- ---------  --------  ----------  ------------ -------------
 BALANCE, OCTOBER 31, 1998                        17,675,435     17,675         -         -     168,116      (872,103)     (686,312)
 Issuance of common stock for services             8,504,524      8,505         -         -     362,943             -       371,448
 Issuance of common stock from conversion
   of debentures                                  17,578,166     17,578         -         -     957,833             -       975,411
 Adjustment for beneficial conversion feature
   from issuance of debentures                             -          -         -         -     306,036             -       306,036
 Issuance of common stock for cash                 5,300,000      5,300         -         -     134,700             -       140,000
 Issuance of common stock in connection
   with a spin-off of Western                      5,000,000      5,000         -         -     245,000             -       250,000
 Issuance of warrants for operational right                -          -         -         -     102,166             -       102,166
 Issuance of options and warrants for services             -          -         -         -      35,920             -        35,920
 Issuance of 8% cumulative convertible
   redeemable preferred stock                              -          -   377,742    377,742          -             -       377,742
 Net loss                                                  -          -         -          -          -    (1,679,728)   (1,679,728)
                                                 -----------  ---------- ---------  --------  ----------  ------------ -------------
 BALANCE, OCTOBER 31, 1999                        54,058,125   $ 54,058   377,742   $377,742  $2,312,714  $(2,551,831)  $   192,683
                                                 ===========  ========== =========  ========  ==========  ============ =============




                 See notes to the cosolidated financial statements



Page F-5


              SARATOGA INTERNATIONAL HOLDINGS CORP. AND SUBSIDIARY
                          (A Development Stage Company)
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                                              Cumulative
                                                                                                              During The
                                                                                      From December 1,     Development Stage
                                                                 Year Ended       1997 (inception) to      (December 1, 1997
                                                              October 31, 1999       October 31, 1998     to October 31, 1999)

                                                              -----------------   --------------------    --------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                    $  (1,679,728)         $   (872,103)          $  (2,551,831)
  Adjustment to reconcile net loss to
   net cash used in operations:
     Loss on impairment of investments                              278,499               255,500                 533,999
     Forgiveness of note payable                                    (50,000)                    -                 (50,000)
     Issuance of options and warrants for services                   35,920                     -                  35,920
     Issuance of common stock for service                           371,448                     -                 371,448
     Amortization                                                   117,933                15,000                 132,933
     Interest expense from beneficial conversion features           341,597                21,336                 362,933
     Interest expense from convertible debentures
      exchanged for common stock                                     12,411                   232                  12,643
  Changes in assets and liabilities:
   Deferred financing cost                                          (35,475)                    -                 (35,475)
   Prepaid expense and other current assets                         (72,249)                    -                 (72,249)
   Accrued expenses and other current liabilities                   (43,556)               92,978                  49,422
                                                             ------------------   --------------------    --------------------
NET CASH USED IN OPERATING ACTIVITIES                              (723,200)             (487,057)             (1,210,257)
                                                             ------------------   --------------------    --------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                               (5,357)                    -                  (5,357)
                                                             ------------------   --------------------    --------------------
NET CASH USED IN INVESTING ACTIVITIES                                (5,357)                    -                  (5,357)
                                                             ------------------   --------------------    --------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Loans payable - shareholders and officers                         (59,778)               41,567                 (18,211)
  Proceeds from notes payable                                       200,000                     -                 200,000
  Proceeds from long term debt                                            -               461,122                 461,122
  Repayment of long term debt                                       (10,942)              (72,438)                (83,380)
  Proceeds from convertible debentures                              823,000               150,000                 973,000
  Debt issue costs                                                  (97,500)              (15,000)               (112,500)
  Direct cost of reverse acquisition                                      -               (78,816)                (78,816)
  Proceeds from issuance of common stock                            115,000                     -                 115,000
                                                             ------------------   --------------------    --------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                           969,780               486,435               1,456,215
                                                             ------------------   --------------------    --------------------
NET INCREASE IN CASH                                                241,223                  (622)                240,601
CASH AT BEGINNING OF YEAR                                               366                   988                     988
                                                             ------------------   --------------------    --------------------
CASH AT END OF YEAR                                            $    241,589       $           366           $     241,589
                                                             ==================   ====================    ====================

                                         Supplemental Disclosure of Cash Flow Information

Cash paid during the period:

  Interest                                                     $     73,324       $         26,789          $     100,113
                                                             ==================   ====================    ====================
  Income Taxes                                                 $          -       $              -          $           -
                                                             ==================   ====================    ====================

                           Supplemental Disclosure of Non-Cash Flow Investing and Financing Activities

  Issuance of common stock from reverse acquisition            $                      $      12,527         $      12,527
                                                             ==================   ====================    ====================
  Issuance of common stock for stock subscription receivable   $     25,000       $            -            $      25,000
                                                             ==================   ====================    ====================
  Issuance of common stock from conversion of debentures       $    963,000       $         10,000          $     973,000
                                                             ==================   ====================    ====================
  Issuance of common stock in connection with a spin-off
  of Western                                                   $    250,000       $            -            $     250,000
                                                             ==================   ====================    ====================
  Issuance of 8% cumulative convertible redeemable
  preferred stock for notes payable                            $    377,742       $            -            $     377,742
                                                             ==================   ====================    ====================

                                        See notes to the consolidated financial statements

Page F-6

SARATOGA INTERNATIONAL HOLDINGS CORP. AND SUBSIDIARY
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   ORGANIZATION AND HISTORY

     The   following   summarizes   the   organizational   history  of  Saratoga
     International   Holdings  Corp.  and  subsidiary  (herein  referred  to  as
     "Saratoga", "SHCC" or the "Company"):

     In December 1997, the Company began development stage activity under the corporate name Western Oil & Tire Distributors Inc. ("Western"), a privately owned company originally incorporated on June 1, 1993 in the State of Washington under the corporate name FCP Ltd. which had no operating activity until fiscal 1998. The corporate name was changed to Western in December 1997. Western's original business development plan, adopted in December, 1997, was to engage in the acquisition of retail and wholesale tire businesses and petroleum product distribution companies ("The WOTD Project")

     In July 1998, the shareholders of Western exchanged all of their common shares for controlling interest in Knightsbridge Corporation ("Knightsbridge") a company originally incorporated on June 17, 1996 in the State of Nevada. Western was merged into Knightsbridge on July 28, 1998 and Knightsbridge changed its name to Western, the surviving corporation.

     Since the former shareholders of Western owned a majority of the outstanding stock following its July, 1998, merger with Knightsbridge this exchange of shares has been accounted for as a reverse merger, under the purchase method of accounting. Accordingly, the combination of the two companies is recorded as a recapitalization of shareholders' equity of Western pursuant to which Western is treated as the continuing entity for accounting purposes and the historical financial statements presented are those of Western. Pro-forma information has not been presented since the transaction was deemed a capital stock transaction rather than a business combination.

     On March 24, 1999, the corporate name was changed from Western to Saratoga International Holdings Corp. and the operations of the Company's petroleum and tire business was spun-off to the shareholders of the Company as of March 19, 1999 (See Note 3). The Company redirected its business development activity at the e-commerce industry.

Page F-7

     In June 1999, the Company formed a wholly-owned subsidiary Saratoga Telecom Corp. ("Saratoga Telecom") through which it acquired an operational right from Internet Interview Inc. to develop a technology to market prepaid long distance telephone calling service via the Internet as a reseller for long distance suppliers servicing foreign based markets such as Central and South America.

     The Company has been in the development stage since its inception in accordance with statement of Financial Accounting Standards No. 7.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a.   Basis of Presentation

          The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company, since its inception, December 1, 1997 has incurred net losses of approximately $2,552,000 and has had negative cash flow from operations of approximately $1,210,000 through October 31, 1999. These conditions raise substantial doubt about its ability to continue as a going concern. Management expects to incur additional losses for the foreseeable future and recognizes the need to raise capital to achieve their business plans. The Company has raised approximately $1,750,000 of operating capital since inception for its business development activities and plans to continue its efforts to raise additional operating capital through various financing methods including private placements of its equity securities. Funding of future operations is dependent on management's ability to raise additional capital. The Company's ability to continue as a going concern is dependent upon profitable operations and support from shareholders. Unless the Company can generate positive cash flow from operations and raise additional capital, the company may be unable to continue in existence. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

     b.   Principles of Consolidation

          The consolidated financial statements include the accounts of Saratoga and its Subsidiary, Saratoga Telecom Corp. All material intercompany transactions and balances have been eliminated.

Page F-8

     c.   Investments

          Investments are carried at cost except, where in the opinion of management, there has been a loss in value other than a temporary decline in which case the carrying value is reduced to its estimated value.

     d.   Intangible Asset

          The cost of the operational right acquired in June 1999 is being amortized on a straight line basis over five years. Amortization expense charged to operations in fiscal 1999 was $20,433. No amortization expense was charged to operations in fiscal 1998.

     e.   Income Taxes

          The Company utilizes the asset and liability method of accounting for income taxes as set forth in FASB Statement No.109, "Accounting for Income Taxes." Under the asset and liability method, deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

     f.   Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

     g.   Fair Value of Financial Instruments

          The Company's financial instruments consist primarily of cash, accrued expenses, and loans payable which approximate fair value because of their short maturities. The Company's investments were estimated by management to have been impaired and as such have been written down from their original cost to their estimated fair value at October 31,

Page F-9

          1999 (see Notes 3 and 10). The Company's note payable approximates the fair value of such instrument based upon management's best estimate of interest rates that would be available to the Company for a similar financial arrangement at October 31, 1999.

     h.   Stock Options

          The Company accounts for all transactions under which employees, officers and directors receive options to purchase shares of stock in the Company in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." In accordance with Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," the Company adopted the pro forma disclosure requirements of SFAS 123. Accordingly, no compensation has been recognized in the results of operations for the employees, officers and directors stock option plan other than for options issued to non-employees for consulting services.

     i.   Loss Per Share

          The Company has adopted the provisions of Financial Accounting Standards No. 128, "Earnings per share", which became effective for financial statements for fiscal years ending after December 15, 1997. This statement requires that the Company report basic and diluted earnings (loss) per share for all periods reported. Basic net income
          (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted net income (loss) per share is computed by dividing net income
          (loss) less undeclared and not recorded cumulative Series A Convertible Preferred stock dividends of $15,110 for the year ended October 31, 1999 by the weighted average number of common shares outstanding for the period, adjusted for the dilutive effect of common stock equivalents, consisting of stock options and warrants at October 31, 1999.

          For all periods presented, diluted net loss per share was the same as basic net loss per share since the inclusion of stock options and warrants would have been anti-dilutive.

     j.   Recent Accounting Pronouncement

          The Company does not currently hold any derivative instruments and has not held any derivative instruments since its inception and therefore is not impacted by SFAS No. 133 "Accounting for Derivative Instruments

Page F-10
          and Hedging Activities" issued by the FASB in June 1998, effective for all fiscal periods beginning after June 15, 1999.

3.   DIVESTITURE

     In March 1999, the Company formed International Internet Petroleum & Tire Distributors, Inc. ("International") as a wholly owned subsidiary incorporated under Nevada law. The Company transferred to International the trade name "Western Oil & Tire Distributors, Inc." along with all of the rights, title and interest to the petroleum and tire business and related business development plan ("the WOTD Project"). The Company also transferred to International approximately $400,000 of its debt obligations relating to the WOTD Project.

     The Company then distributed the common stock and Class A and B Warrants of International to the Company's shareholders in a spin-off transaction effective March 19, 1999.

     As consideration for International's assumption of the WOTD Project and related debt obligations at the time of the spin-off, the Company capitalized International by issuing to it 5,000,000 shares of the Company's restricted common stock which was valued at $250,000 based on 80% of the per share trade price quoted on the date of the spin-off.

     Subsequent thereto in May 1999, the Company issued 377,742 shares of its 8% cumulative convertible redeemable preferred shares in settlement of $377,742 of debt obligations related to the WOTD Project and International in turn issued to the Company 377,742 shares of its 8% redeemable preferred stock as consideration for the relief of the debt obligation settled by the Company.

     International is an early stage development company and lacks sufficient operating history to predict its future with any degree of certainty. Therefore, the Company recorded the value of the preferred stock it received from International at $1 and the write down of the preferred shares received from International was reflected as a $228,499 loss on impairment of investment.

4.   CONCENTRATION OF CREDIT RISK

     The Company maintains cash balances at two commercial banks. Accounts at these financial institutions are insured by the Federal Deposit Insurance Corporation up to $100,000.

Page F-11

5.   LOANS PAYABLE-SHAREHOLDERS AND OFFICERS

     At October 31, 1999, the balances consisted of the following:

          Loan payable to Patrick F. Charles $ 15,331

          Loan payable to Terrence K. Picken   15,331
                                              --------
                                             $ 30,662

     The loans payable are non-interest bearing, uncollateralized, and have no specific due date for repayment. Patrick F. Charles is a shareholder and Chief Executive Officer of the Company and Terrence K. Picken is a shareholder and Vice President of the Company.

6.   NOTE PAYABLE

     In October 1999, the Company issued a note payable for $276,000, including a $76,000 discount, that is payable in three installments of $92,000, including interest at 6.5% through February 2000. Patrick F. Charles, Chief Executive Officer and Terrence K. Picken assigned shares of the company they personally own or control as collateral for the note.

7.   INCOME TAXES

     As of October 31, 1999, the Company has available unused federal, net operating loss carryforwards of approximately $2,552,000 that may be applied against future taxable income and that expire in 2020. The Company has established a valuation allowance with respect to the available unused federal net operating loss carryforwards because the likelihood of realization of this benefit cannot be presently determined.

     Deferred tax assets:

     Net operating loss carryforward     $870,000

     Valuation allowance                  870,000
                                         --------
     Net deferred tax asset              $   0
                                         ========


Page F-12

8.   RELATED PARTY TRANSACTIONS

     Coast Northwest Inc., a management consulting firm, provided substantially all of the Company's corporate administrative services since inception of the Company's development stage activities for which the Company incurred expense of $97,500 for the year ended October 31, 1999 and $83,700 for the period from inception of development stage activity, December 1997, to October 31, 1998. At October 31, 1999 and October 31, 1998 the Company owed $1,177 and $10,100, respectively to Coast Northwest Inc. for administrative support services. The Company's President, Patrick F. Charles and Executive Vice-President, Terrence K. Picken, collectively own controlling interest in Coast Northwest Inc. (see Notes 9 and 11).

9.   SHAREHOLDERS' EQUITY

     Stock Split and Authorization of Shares

          Prior to and in conjunction with the Company's merger with Knightsbridge Corporation in July 1998, the Board of Directors of
          Knightsbridge approved a 1 for 4 reverse stock split including the reduction of authorized common stock from 200,000,000 shares to 50,000,000 shares. All per share data in these statement reflect the reverse stock split.

          In March 1999, the board of directors of the Company approved the increase of authorized common stock from 50,000,000 shares to 200,000,000 shares. The stockholders also approved the authorization of the issuance of a new class of 50,000,000 shares of $.001 par value preferred stock. The preferred stock of the Company can be issued in series. With respect to each series issued, the Board of Directors of the Company will determine, among other things, the number of shares in the series, voting rights and term, dividend rates and terms, liquidation preferences and redemption and conversion privileges.

     8% Convertible Redeemable Preferred Stock

          In May 1999, the Company issued nonvoting restricted cumulative Series A convertible redeemable preferred stock ("Preferred Stock") as payment for the outstanding balance of $377,742 on a note payable. Upon the declaration of the board of directors, the Preferred Stock pays a dividend at 8% per share and any unpaid dividends are cumulative. The shares of Preferred Stock are convertible into common stock, over a three year period, at the rate of 125,914 preferred shares each year beginning one year from date of issue. At the

Page F-13
          holder's option, each preferred share, valued at $1 each, plus unpaid cumulative dividends on such shares may be converted into common shares based on the published trade price of the common shares at date of conversion notice. In addition, upon written notice to the holders, the Company has the right to redeem shares, at its discretion, at $1.00 per share plus any accumulated unpaid dividends and the preferred Stock has a liquidation preference over common stock of $1.00 per share plus any accumulated unpaid dividends.

     Common Stock Issuances

          The following is a summary of common stock issued by the Company effective with and following the reverse merger transaction with Knightsbridge Corporation and the related 1 for 4 reverse stock split in July 1998:

               In July 1998, 11,577,000 restricted common shares were issued to Western's shareholders under a share exchange agreement to give effect to the reverse merger transaction with Knightsbridge.

               In addition, 950,000 restricted common shares were issued as finder's fees for introducing Western to Knightsbridge (see Note
               1).

               The total of 12,527,000 shares issued in connection with the reverse merger transaction were recorded at $0.001 per share.

Page F-14

          Shares of common stock of the Company issued subsequent to the reverse merger through October 31, 1999 are summarized as follows:


                                                           Average       Number
                                                             Per           Of
                                            Transaction     Share        Shares
           Date       Description              Value      Valuation      Issued

          11/98-1/99  Issued for            $ 50,071       $0.059      850,000
                      services

          1/99        Private               $ 90,000       $0.025    3,600,000
                      placement for
                      cash

          2/99        Issued for            $ 26,485       $0.021    1,245,000
                      services

          2/99        Issued for            $ 72,400       $0.016    4,525,000
                      services
                      provided by
                      Officers

          2/99        Private               $ 50,000       $0.029    1,700,000
                      Placement for
                      cash

          3/99        Issued for            $  9,000       $0.030      300,000
                      services

          3/99        Issued to             $250,000       $0.050    5,000,000
                      International
                      in connection with
                      the WOTD Project
                      Spin-off transaction
                      (See Note 3)

          4/99        Issued for            $    400       $0.040       10,000
                      services

          5/99        Issued for            $ 72,000       $0.131      550,000
                      services

          6/99        Issued for            $ 16,800       $0.112      150,000
                      services

Page F-15

                                       42


          7/99        Issued for            $ 36,126       $0.147      245,000
                      services

          8/99        Issued for            $ 25,500       $0.150      170,000
                      services

          10/99       Issued for            $ 56,000        $0.14      400,000
                      services

          10/99       Issued to             $  6,666       $0.112       59,524
                      Officers for
                      salaries

          The "Per Share Valuation" set forth above is based on the recorded value of the transaction divided by the number of shares issued as consideration for each transaction.

     Debentures Converted to Common Stock

          In July 1998, the Company issued 9% series A subordinated convertible redeemable debenture ("series A debenture") for $150,000 due July 1999, under an exemption from registration afforded by Rule 504, Regulation D, of the Securities act of 1933. The series A debenture was convertible into common stock of the Company at 72.5% of the average closing bid price of the common stock for the five days immediately preceding the date of notice of conversion by the holder.

          During October 1998, the holder converted $10,000 of principal plus accrued interest into 94,085 shares of common stock. During the period from January 21, 1999, to April 6, 1999, the holder converted the principal balance of $140,000 at October 31, 1999, plus accrued interest of $8,182 into 6,251,823 shares of common stock.

          In March 1999, the Company issued 9% series B subordinated convertible redeemable debentures ("series B debentures") for $450,000 due March 30, 2000, under an exemption from registration afforded by Rule 504, Regulation D, of the Securities act of 1933. The series B debentures were convertible into common stock of the Company at 72.5% of the average closing bid price of the common stock for the five days immediately preceding the date of notice of conversion by the holder.

          In May 1999, the holders of these series B debentures converted the principal balance of $450,000 plus accrued interest of $2,857 into 5,795,564 shares of common stock.

Page F-16

          In June 1999, the Company issued 9% series C subordinated convertible redeemable debentures ("series C debentures") for $150,000 due June 11, 2001, under an exemption from registration afforded by Rule 504, Regulation D, of the Securities act of 1933. The series C debentures was convertible into common stock of the Company at 72.5% of the average closing bid price of the common stock for the five days immediately preceding the date of notice of conversion by the holder.

          In June 1999, the holders of these series C debentures converted the principal balance of $150,000 plus accrued interest of $97 into 1,548,158 shares of common stock.

          In July 1999, the Company issued a 2% series D subordinated convertible redeemable debenture ("series D debenture") for $150,000 due July 30, 2001, under an exemption from registration afforded by Rule 504, Regulation D, of the Securities act of 1933. The series D debenture is convertible into common stock of the Company at 75% of the average closing bid price of the common stock for the five days immediately preceding the date of notice of conversion by the holder.

          In August 1999, the holder of this series D debenture converted the principal balance of $150,000 plus accrued interest of $1,275 into 1,182,621 shares of common stock.

          In December 1998, the Company issued $15,000 principal amount of a Subordinated Convertible Redeemable Debenture due December, 1999 to Coast northwest Management LLC ("Coast LLC Debenture") a limited liability company owned by Patrick F. Charles and Terrence K. Picken, officers, directors and controlling shareholders of the Company in a private placement as payment of a loan to the Company. The Coast LLC Debenture and the shares of common stock into which it was converted were exempt from registration in reliance on Rule 504 of Regulation D of the Securities Act of 1933. The Coast LLC Debenture was convertible into common stock at a conversion price equal to 72.5% of the average closing bid price of the common stock for the five trading days immediately preceding the date of receipt of the conversion notice. In December 1998, the holder of this Debenture converted the principal balance of $15,000 into 300,000 shares of common stock.

          In January 1999 the Company issued $30,000 principal amount of a Subordinated Convertible Redeemable Debenture due January 2000 to Coast Northwest Management LLC ("Coast LLC Debenture 2") a limited liability company owned by Patrick F. Charles and Terrence K. Picken, officers, directors and controlling shareholders of the Company in a private placement as payment of a loan to the Company. The Coast LLC Debenture 2 and the shares of common stock into which it was converted were exempt from registration in reliance on Rule 504 of Regulation D of the Securities Act of 1933. The Coast LLC Debenture 2 was convertible into common stock at a conversion price equal to 72.5% of the average closing bid price of the common stock for the five (5) trading days immediately preceding the date of receipt of the conversion notice. In January 1999 the holder of this Debenture converted $29,000 of the principal balance into 1,250,000 shares of common stock. The remaining $1,000 of the Coast LLC Debenture 2 was forgiven.

          In January 1999 the Company issued $15,000 of principal amount of Subordinated Convertible Redeemable Debentures (the "Debentures") due January 2000 to each of Patrick F. Charles and Terrence K. Picken,

Page F-17
          officers, directors and controlling shareholders of the Company in a private placement for a total of $30,000 in payment of services provided to the Company. The Debentures and the shares of common stock into which they were converted were exempt from registration in reliance on rule 504 of Regulation D of the Securities Act of 1933. The Debentures were convertible into common stock at a conversion price equal to 72.5% of the average closing bid price of the common stock for the five (5) trading days immediately preceding the date of receipt of the conversion notice. $29,000 principal amount of these Debentures were converted to 1,250,000 shares of common stock in January, 1999. The remaining $1,000 of the Debentures was forgiven.

          For common stock issued in non-monetary transactions involving marketability discounts the Company's policy is to account for marketability discounts in accordance with guidelines provided by published empirical studies and financial research on marketability discounts.

          In an Emerging Issues Task Force meeting sponsored by the Financial Accounting Standards Board, held on March 13, 1997, the Securities and Exchange Commission ("SEC") announced their position on the accounting for the issuance of convertible debt securities with a nondetetachable conversion feature that is "in-the-money" at the date of issue. Those securities are usually convertible into common stock at the lower of a conversion rate fixed at the date of issue or a fixed discount to the common stock's market price at the date of conversion, creating a "beneficial conversion feature". The SEC's position is that the beneficial conversion feature should be recognized and measured by

Page F-18
          allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. The amount is calculated at the date of issuance as the difference between the conversion price and the fair value of the common stock into which the security is convertible, multiplied by the number of shares into which the security is convertible. The discount resulting from the allocation of proceeds, in effect, increases the interest rate of the security and should be amortized as a charge to interest expense over the period from the date the security is issued to the date it first becomes convertible. The beneficial conversion feature of the debentures were accounted for as additional interest expense, and as a result, such interest expense was charged to operations for the year ended October 31, 1999 and for the period December 1, 1997 (inception) through October 31, 1998, amounted to approximately $340,000 and $21,000, respectively.

     Stock Options and Warrants

          During October 1998, the Company approved a Qualified and Non-Qualified Stock Option Plan ("1998 option Plan"). A total of
          8,000,000 shares are available for future grants to directors, officers, employees and consultants who are in a position to make significant contributions to the success of the Company.

          The exercise price of each option will be determined by the Company's board of directors, in its discretion, at the time of grant, provided that such exercise price shall not be lower than the fair market value at the time of grant in the case of options that are intended to constitute incentive stock options. Further, at the time of grant and at the discretion of the board of directors, the vesting period and the expiration date shall not exceed ten years. Under the 1998 option plan, incentive stock options that become exercisable in any fiscal year may not exceed the fair market value of $100,000 as determined at the time the options are granted.

          The Company granted 400,000 options under the 1998 stock plan to various consultants for services rendered in fiscal 1999. The options expire from two to five years from the date of grant, are currently exercisable and have an exercise price ranging from $.10 to $.20 per share. The Company has recorded approximately $34,000 of consulting costs relating to these options.

          As of October 31, 1999, options to purchase 1,775,000 shares have been granted to employees, officers and directors under the 1998 stock plan. The options have an exercise price ranging from $.10 to $.20 per

Page F-19
          share, expire five years from the date of grant and all options granted to employees, officers and directors are exercisable.

          In May 1999, the Company extended the corporate public relations services contract with PMR and Associates. In connection therewith the Company issued warrants entitling PMR to purchase up to 1,000,000 shares of its common stock at $0.15 per share and 1,000,000 shares at $0.20 per share. The warrants are exercisable at any time and expire May 18, 2001. None have been exercised at this time.

          In June 1999, the Company issued 1,000,000 common stock purchase warrants ("warrants") at an exercise price of ten cents per share to purchase 1,000,000 shares of the Company's common stock. Management has estimated the value of the warrants, based on the Black-Scholes option pricing model, in order to record a $102,666 intangible asset as a result of the operational right purchased from Internet Interview Inc. (see Notes 1 and 2 (d)).

     Stock Option Compensation

          For disclosure purposes of employees and officers stock option compensation, the fair value of options is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for stock options granted during fiscal 1999: annual dividends of $0; expected volatility of 50%; risk-free interest rate of 6%; and expected lives ranging from 2 years to 5 years. The weighted average fair values of stock options granted to employees and officers during the fiscal year 1999 was approximately $125,000 and the Company's pro forma loss and net loss per share would have been as follows:

Page F-20


                                            Year Ended

                                         October 31, 1999

          Net loss per common shares

          As reported                       $1,679,728
                                            ==========

          Pro forma                         $1,804,820
                                            ==========

          Net loss per common share

          As reported                       $0.04
                                            =====

          Pro forma                         $0.05
                                            =====

          The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The Company's employee stock options have characteristics significantly different from those of traded options, and since changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options and warrants.

10.  NON-RECURRING EXPENSES

     The Company's merger with Knightsbridge (see Note 1) was effective July 28, 1998. Prior to such merger, Knightsbridge, under former management, entered into an agreement to acquire controlling interest in a language translation technology company, Language Force Inc. ("LFI") in exchange for cash and shares of Knightsbridge. Shares called for by the agreement were issued by both parties and placed in an escrow account to be released subject to and pending finalization of the transaction. Knightsbridge also advanced to LFI approximately $306,000 in connection with the transaction. The agreement between Knightsbridge and LFI was never fulfilled and the parties are seeking in negotiations to rescind the agreement. Knightsbridge is also seeking to recover the cash it advanced to LFI and return of the two million (post reverse stock split) shares issued to LFI and being held in escrow. The Company believes it will recover the two million shares of its common stock held in escrow and is pursuing negotiations with LFI to recover the sums of cash advanced to LFI.

Page F-21

     Prior to Western's reverse merger transaction with Knightsbridge, Prime Ventures Corporation. was engaged by the Company to manage the LFI matter. At the time of the reverse merger, the Company entered into a ten-month consulting service agreement with Prime Ventures principally to continue with its efforts to manage the LFI matter toward a final resolution and to provide the Company with other business advisory services as needed from time to time.

     In June 1999, the Company agreed to a further extension of Prime Ventures services to manage the LFI matter. Under their June 1, 1999 agreement, Prime Ventures and the Company agreed upon the following payment and incentive terms:

     The Company agreed to pay $10,000 toward legal fees regarding the LFI matter recoverable from the first cash proceeds, if any, from the LFI settlement. Prime Ventures and another creditor agreed to settle $95,000 of amounts owing to them by the Company, including the forgiveness of $50,000 of a note payable, in exchange for an assignment of the cash proceeds, if any, from the LFI settlement.

     If any LFI shares are received from the LFI settlement, the first 300,000 LFI shares are to be the property of the Company, the balance, if any, in excess of 300,000 shares is to be split based on future negotiations between the Company and Prime Ventures.

     Settlement of the LFI matter is subject to the prior approval of the Company's Board of Directors.

     Due to the uncertainty of the outcome of the Company's negotiations with LFI, the investment in LFI has been written off in the amount of $255,500 in fiscal 1998 and $50,000 in fiscal 1999.

     In fiscal 1998, the Company wrote off $99,043 relating to the acquisition of a retail tire company because the agreement expired and was terminated.

     Under the reverse merger agreement dated July 28, 1998 between Knightsbridge and Western they agreed to issue four additional shares of the Company's common stock to the former shareholders of Western for each

Page F-22
     share of the Company's stock issued to LFI ("LFI shares") which is released from escrow and not returned to the Company's treasury. If all of the 2,000,000 LFI shares currently held in escrow are released from escrow and none returned to its treasury, the Company will be required to issue 8,000,000 additional common shares to former stockholders of Western.

11.  COMMITMENTS AND CONTINGENCIES

     In June 1999, the Company entered into an employment agreement with the former Chief Executive Officer and shareholder of Internet Interview Inc. which entitles this employee to a base salary plus performance bonus and stock options to purchase up to 250,000 shares of the Company. Further, in connection with the acquisition of the telecom operation right from Internet Interview Inc. the Company entered into a consulting agreement with AJAY Enterprises Inc. ("AJAY") which entitles AJAY to a monthly service fee and stock options to purchase up to 250,000 shares of the Company. Ajay is controlled by a former principal shareholder of Internet Interview Inc. The consulting service agreement with AJAY was terminated by mutual agreement in August, 1999 except for the stock options granted to Ajay.

     On October 1, 1999 the company entered into three year Employment Agreements ("Agreements") with Patrick F. Charles, Chief Executive Officer of the Company and Terrence K. Picken, Executive Vice President of the Company. Each Agreement provides for a base salary for each of the three years plus performance bonus and stock options to purchase up to 500,000 shares each of the Company's common stock. The Agreement provides that at each Officers option, part of the payments may be paid in common stock of the Company.

     Saratoga Telecom has an operating lease on 1500 square feet of office space at a rate of $1,506 per month through June, 2000.

Page F-23


                             PART III

ITEM 1 INDEX OF EXHIBITS

Exhibit                               Description*
Number

   2                     Agreement and Plan of Merger dated
                         July 24, 1998 between Knightsbridge and
                         Western Oil & Tire Distributors Inc.

   3.1                   Articles of Incorporation, as amended
                         for Parent Company, Saratoga
                         International Holdings Corp.

   3.2                   Articles of Incorporation, as amended
                         for Subsidiary, Saratoga Telecom Corp.

   3.3                   By-Laws for Parent Company, Saratoga
                         International Holdings Corp.

   3.4                   By-Laws for Subsidiary, Saratoga Telecom
                         Corp.

   4                     Specimen Stock Certificate

   5                     $276,000 Note Purchase Agreement dated
                         October 30, 1999

   10.1                  Teleglobe Agreement dated August 18, 1999

   10.2                  Agreement for Sale and Purchase of
                         Telecom Business Assets dated June 15,
                         1999 between Saratoga Telecom Corp. and
                         Internet Interview Inc.

   10.3                  Corporate Officer Employment Agreements
                         with Patrick F. Charles and Terrence K.
                         Picken, each dated October 1, 1999

   10.4                  Warrant Agreement between Saratoga
                         International holdings Corp. and Tom
                         Morsey, President of Saratoga Telecom
                         Corp. dated June 16, 1999

   10.5                  Stock Option Plan

   21                    Subsidiaries of the Registrant

   27                    Financial Data Schedule

* Summaries of all Exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.


                                 SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized.

                      SARATOGA INTERNATIONAL HOLDINGS CORP.


Date: 1/24/00                        By: /s/ Patrick F. Charles
                                       ----------------------
                                     Patrick F. Charles


                                     CEO, President and Director